Exhibit 11.1

NewMarket Corporation and Subsidiaries

Computation of Basic and Diluted Earnings per Share

For the Years Ended December 31, 2005, 2004 and 2003

(In thousands except per share amounts)

	2005	2004	2003
Basic earnings per share
Numerator:
Income available to shareholders, as reported	$42,381	$33,058	$37,053

Denominator:
Average number of shares of common stock outstanding	17,028	16,916	16,733

Basic earnings per share	$2.49	$1.95	$2.21

Diluted earnings per share
Numerator:
Income available to shareholders, as reported	$42,381	$33,058	$37,053

Denominator:
Average number of shares of common stock outstanding	17,028	16,916	16,733
Shares issuable upon exercise of stock options	292	283	207

	17,320	17,199	16,940

Diluted earnings per share	$2.45	$1.92	$2.19

Note:

In the periods presented, NewMarket Corporation had only one class of common stock outstanding.